FORM 5                                        --------------------------------
                                              /        OMB APPROVAL          /
                                              /------------------------------/
                                              / OMB Number:        3235-0287 /
                                              / Expires:  December 31, 2000  /
                                              / Estimated average burden     /
                                              / hours per response...... 1.0 /
                                              /------------------------------/

              UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


             ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section
        17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940


[ ] Check this box if no longer
    subject to Section 16.
    Form 4 or Form 5 obli-
    gations may continue. See Instruc-
    tion 1(b)
[X] Form 3 Holdings Reported
[ ] Form 4 Transactions Reported



--------------------------------------------------------------------------------
1.  Name and Address of Reporting Person*

        FEG Holdings, Inc. (1)
--------------------------------------------------------------------------------
        (Last)                      (First)                        (Middle)

        1211 Avenue of the Americas
--------------------------------------------------------------------------------
                                   (Street)

        New York                      New York                       10036

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        (City)                      (State)                           (Zip)


2.  Issuer Name and Ticker or Trading Symbol

Fox Entertainment Group, Inc. ("FOX")
-------------------------------------

3.  I.R.S. or Identification Number of Reporting Person, if an entity
    (Voluntary)
               --------------

4.  Statement for Month/Year  June 1999
                             ---------------------------------------------------

5.  If Amendment, Date of Original (Month/Year)
                                                --------------------------------

6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)

    [ ] Director    [ ] Officer             [X] 10% Owner    [ ] Other
                        (give title below)                       (specify below)

7.  Individual or Joint/Group Filing (Check Applicable Line)

    ____ Form filed by One Reporting Person
      X  Form filed by More than One Reporting Person
    ----
    ----------------------------------------------------------------------------
TABLE I--NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

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1. Title of Security         2. Trans-    3. Trans-     4. Securities Acquired (A)   5. Amount of        6. Owner-    7. Nature
   (Instr. 3)                   action       action        or Disposed of (D)           Securities          ship         of In-
                                Date         Code          (Instr. 3, 4 and 5)          Beneficially        Form:        direct
                                (Month/      (Instr. 8)                                 Owned at            Direct       Bene-
                                Day/                                                    end of              (D) or       ficial
                                Year)                                                   Issuer's            Indirect     Owner-
                                                                 (A) or                 Fiscal Year         (I)          ship
                                                        Amount   (D)        Price       (Instr. 3 and 4)    (Instr. 4)   (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

Class A Common Stock,         11/9/98            3                                        547,500,000          D(3)
par value $.01 per share (2)
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

 TABLE II--DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
        (e.g., puts, calls, warrants, options, convertible securities)

------------------------------------------------------------------------------------------------------------------------------------

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*If this form is filed by more than one person, see instruction 4(b)(v).
                                                                                                                              (Over)
                                                                                                                     SEC 2270 (7-96)

 TABLE II--DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
        (e.g., puts, calls, warrants, options, convertible securities)

-----------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative            2. Conver-          3. Trans-           4. Transac-            5. Number of Deriv-
    Security (Instr. 3)               sion or             action              tion Code              ative Securities
                                      Exercise            Date                (Instr. 8)             Acquired (A) or
                                      Price of            (Month/                                    Disposed of (D)
                                      Deriv-              Day/                                       (Instr. 3, 4, and 5)
                                      ative               Year)
                                      Security

                                                                                                   ---------------------------
                                                                                                         (A)         (D)

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

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

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 1. Title of Derivative       6. Date Exer-     7. Title and Amount of       8. Price    9. Number       10. Owner-    11. Na-
    Security (Instr. 3)          cisable and       Underlying Securities        of          of Deriv-        ship          ture
                                 Expiration        (Instr. 3 and 4)             Deriv-      ative            of De-        of In-
                                 Date                                           ative       Secur-           rivative      direct
                                 (Month/Day/                                    Secur-      ities            Secu-         Bene-
                                 Year)                                          ity         Bene-            rity:         ficial
                                                                                (Instr.     ficially         Direct        Owner-
                               --------------------------------------------     5)          Owned            (D) or        ship
                               Date     Expira-              Amount or                      at End           Indi-         (Instr.
                               Exer-    tion         Title   Number of                      of Year          rect (1)      4)
                               cisable  Date                 Shares                         (Instr. 4)       (Instr. 4)

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

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
Explanation of Responses:

(1) Pursuant to Instruction 5(b)(v), this Form 5 is filed jointly by all of the undersigned (collectively, the "Reporting Persons"), who may be deemed to be members of a "group" pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended. FEG Holdings, Inc. ("FEG Holdings") has been designated to make the filing of this Form 5.

(2) The 547,500,000 shares of Class A Common Stock of the issuer reported as beneficially owned by FEG Holdings represent shares of Class A Common Stock of the Issuer which FEG Holdings would be entitled to receive upon conversion of all shares of Class B Common Stock, $.01 par value, held by FEG Holdings. The Class B shares of Common Stock held by FEG Holdings are convertible on a 1:1 basis at the option of the holder into shares of Class A Common Stock.

(3) News America Incorporated ("NAI") and The News Corporation Limited ("News Corporation"), as persons who may be deemed to control FEG Holdings, may also be deemed to indirectly beneficially own such shares. By virtue of ordinary shares of News Corporation owned by (i) Mr. K. Rupert Murdoch and members of his family, (ii) Cruden Investments Pty. Limited, a private Australian investment company owned by Mr. Murdoch, members of his family and certain charities, and (iii) corporations which are controlled by trustees of settlements and trusts set up for the benefit of the Murdoch family, certain charities and other persons, and Mr. Murdoch's positions as Chairman and Chief Executive of News Corporation, Mr. Murdoch may be deemed to control the operations of News Corporation, and may therefore be deemed to indirectly beneficially own such shares. The Reporting Persons, other than FEG Holdings, disclaim beneficial ownership of such shares, except to the extent of their pecuniary interest therein, and this report shall not be deemed an admission that the Reporting Persons are the beneficial owners of such securities for purposes of Section 16 or any other purpose.


                                     FEG Holdings, Inc.

                                     By:  /s/Paula Wardynski       8-6-99
                                        ------------------------   --------
                                        Name:  Paula Wardynski      Date

**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.

        Date
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).    Title: Vice President, Treasurer
                                                        and Secretary

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.
                                                                          Page 2

FORM 5 (continued)

                            Joint Filer Information


Name: The News Corporation Limited

Address: 2 Holt Street
         Sydney, New South Wales 2010
         Australia

Designated Filer: FEG Holdings, Inc.

Date of Event Requiring Statement: 11/9/98

Issuer and Ticker or Trading Symbol: Fox Entertainment Group, Inc. ("FOX")

Signature:     THE NEWS CORPORATION LIMITED


          By: /s/Arthur M. Siskind
             -----------------------------------
               Name:  Arthur M. Siskind
               Title:    Director


Name: News America Incorporated

Address: 1211 Avenue of the Americas
         New York, NY 10036

Designated Filer: FEG Holdings, Inc.

Date of Event Requiring Statement: 11/9/98

Issuer and Ticker or Trading Symbol: Fox Entertainment Group, Inc. ("FOX")

Signature:     NEWS AMERICA INCORPORATED

          By: /s/Lawrence A. Jacobs
              -----------------------------------
               Name:  Lawrence A. Jacobs
               Title:    Senior Vice President

Name: K. Rupert Murdoch

Address: 10201 West Pico Boulevard
          Los Angeles, CA 90035

Designated Filer: FEG Holdings, Inc.

Date of Event Requiring Statement: 11/9/98

Issuer and Ticker or Trading Symbol: Fox Entertainment Group, Inc. ("FOX")

Signature:

          /s/K. Rupert Murdoch
          --------------------
          K. Rupert Murdoch